                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)



                             Covalent Group, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  222815 10 2
                                  -----------
                                (CUSIP Number)

                            Kenneth M. Borow, M.D.
                             Covalent Group, Inc.
                       One Glenhardie Center, Suite 100
                              1275 Drummers Lane
                           Wayne, Pennsylvania 19087
                                (610) 975-9533
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 6, 2000
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            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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CUSIP No. 222815 10 2                              Page 2 of 6 Pages
          -----------
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Kenneth M. Borow, M.D.
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2.    CHECK THE APPROPRIATE BOX IF A GROUP*                            (a) [_]
                                                                       (b) [X]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

      PF, OO

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)           [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

------------------------------------------------------------------------------
  NUMBER OF         7.  SOLE VOTING POWER           1,132,104
   SHARES
                                                    (INCLUDES OPTIONS TO
                                                    PURCHASE 611,104 SHARES)
                    ------------------------------------------------------------
 BENEFICIALLY
                    8.  SHARED VOTING POWER         39,000
   OWNED BY
                    ------------------------------------------------------------
     EACH
                    9.  SOLE DISPOSITIVE POWER      1,132,104
   REPORTING
                                                    (INCLUDES OPTIONS TO
                                                    PURCHASE 611,104 SHARES)
                    ------------------------------------------------------------
  PERSON WITH
                    10. SHARED DISPOSITIVE POWER    39,000
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,171,104



               (INCLUDES OPTIONS TO PURCHASE 611,104 SHARES)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                          [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.2%
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14.   TYPE OF REPORTING PERSON*

      IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         (a)   Title of the Security:

         Common Stock, $.001 par value per share.

         (b)   Name of the Issuer:

         Covalent Group, Inc., a Nevada corporation.

         (c)   The Issuer's address of its principal executive office:

         One Glenhardie Corporate Center
         1275 Drummers Lane, Suite 100
         Wayne, Pennsylvania 19087

Item 2.  Identity and Background.

         (a)   Name:

         Kenneth M. Borow, M.D.

         (b)   Business Address:

         One Glenhardie Corporate Center
         1275 Drummers Lane, Suite 100
         Wayne, Pennsylvania 19087

         (c) Present principal occupation and name and address of such principal occupation:

         Dr. Borow is the Chief Executive Officer and a Director of the Issuer. The address of the Issuer is One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, Pennsylvania, 19087.

         (d)   Criminal Convictions within the past five years:

         Dr. Borow has not been the subject of any criminal proceeding resulting in his conviction in the previous five years from the date of the statement.

         (e)   Party to a Civil Proceeding in the past five years:

         During the past five years, Dr. Borow has not been a party to any civil proceeding of a judicial or administrative body with said proceeding resulting in judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Citizenship:

         United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Dr. Borow is the beneficial owner of 611,104 shares of common stock underlying two option grants by the Issuer which are currently exercisable or exercisable within 60 days of the date of this statement. The Issuer granted Dr. Borow the right to purchase 500,000 shares of common stock on August 6, 1998 at an exercise price of $.6875 per share which are fully vested as of the date of this statement. On January 31, 2000, the Issuer granted Dr. Borow the right to purchase 500,000 shares of common stock exercisable at $4.00 per share which one-thirty-sixth of the shares vest per month beginning on February 28, 2000. Pursuant to the terms of the Issuer's 1996 Stock Incentive Plan, Dr. Borow can exercise these options by tendering full purchase price either by certified or bank check, or, in the sole discretion of the Board of Directors of the Issuer, Dr. Borow and the Issuer may cooperate in a "cashless exercise" of the options.

Dr. Borow used his personal funds to purchase 100,000 shares of common stock at various times between January 1997 and May 2000 and borrowed $1,380,000 from Covalent Partners, LLC to purchase 460,000 shares of common stock on August 20, 2000. Dr. Borow signed a promissory note in favor of Covalent Partners, LLC in principal amount of $1,380,000 which accrues interest at 7% per annum and is payable on August 21, 2005.

Item 4.  Purpose of Transaction.

Dr. Borow is the Chief Executive Officer and a Director of the Issuer and may buy and sell shares of common stock from time to time. In addition, he is eligible to participate in the Issuer's employee benefit plans, pursuant to which he may purchase common stock or receive grants of common stock or derivative securities and thereby become the beneficial owner of common stock. Dr. Borow acquired his shares of common stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

Except as set forth above, Dr. Borow has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)   Aggregate Number of Shares Beneficially Owned:

         1,171,104 shares of common stock of which 611,104 represents shares of common stock which may be acquired upon the exercise of stock options or may acquired upon the exercise of options with 60 days of the date of this statement.

         Percentage of Securities Beneficially Owned:

         9.2%

         (b) Dr. Borrow has sole voting power and sole dispositive power over 1,132,104 shares of common stock reported or beneficially owned by Dr. Borow and shares dispositive power over 39,000 shares of common stock with his wife and children.

         (c) On August 20, 2000, Dr. Borow purchased 460,000 shares of common stock from Covalent Partners, LLC for a total purchase price of $1,380,000. Dr. Borow borrowed $1,380,000 from Covalent Partners, LLC in order to pay the full purchase price of the shares. Dr. Borow signed a promissory note in favor of Covalent Partners, LLC in principal amount of $1,380,000 which accrues interest at 7% per annum and is payable on August 21, 2005.

         (d)   Not Applicable.

         (e)   Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Dr. Borow is the beneficial owner of 611,104 shares of common stock underlying two option grants by the Issuer which are currently exercisable or exercisable within 60 days of the date of this statement. The Issuer granted Dr. Borow the right to purchase 500,000 shares of common stock on August 6, 1998 at an exercise price of $.6875 per share which are fully vested as of the date of this statement. On January 31, 2000, the Issuer granted Dr. Borow the right to purchase 500,000 shares of common stock exercisable at $4.00 per share which one-thirty-sixth of the shares vest per month beginning on February 28, 2000. Pursuant to the terms of the Issuer's 1996 Stock Incentive Plan, Dr. Borow can exercise these options by tendering full purchase price either by certified or bank check, or, in the sole discretion of the Board of Directors of the Issuer, Dr. Borow and the Issuer may cooperate in a "cashless exercise" of the options.

Dr. Borow used his personal funds to purchase 100,000 shares of common stock of the Issuer at various times between January 1997 and May 2000 and borrowed $1,380,000 from Covalent Partners, LLC to purchase 460,000 shares of common stock on August 20, 2000. Dr. Borow signed a promissory note in favor of Covalent Partners, LLC in principal amount of $1,380,000 which accrues interest at 7% per annum and is payable on August 21, 2000.

EXHIBIT INDEX

Item 7.      Material to Be Filed as Exhibits

Exhibit No.     Description of Exhibit

99.1 Amended and Restated Covalent Group, Inc. 1996 Stock Incentive Plan (incorporated by reference to Annex A of the Issuer's definitive proxy statement filed on May 1, 2000).
99.2            Secured Promissory Note.
99.3            Agreement for Sale of Stock.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2000

                                                    /s/ Kenneth M. Borow, M.D.
                                                    --------------------------
                                                    Kenneth M. Borow, M.D.
                                                    Chief Executive Officer